EXHIBIT 99.1

Norsk Hydro: Corporate Management Members Purchase Shares

OSLO, Norway, Oct. 30, 2007 (PRIME NEWSWIRE) -- The following members of Norsk Hydro ASA's corporate management board have on October 30, 2007 purchased shares in Hydro:

 -- President and CEO Eivind Reiten: 12,000 shares at NOK 77.20 per share. New holding is 80,456 shares.

 -- Executive Vice President John O. Ottestad: 20,000 shares at
    NOK 78.20 per share. New holding is 61,441 shares.

 -- Executive Vice President Svein Richard Brandtzaeg: 13,000 shares at NOK 77.30 per share. New holding is 21,851 shares.

 -- Executive Vice President Tom Roetjer: 3,000 shares at NOK 77.29 per share. New holding is 8,266 shares.

 -- Executive Vice President Odd Ivar Biller: 4,000 shares at
    NOK 79.50 per share. New holding is 13,606 shares.

Any closely related parties are included in the transactions and holdings.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, we are providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by us or on our behalf may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause our actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to: our continued ability to reposition and restructure our upstream and downstream Aluminium business; changes in availability and cost of energy and raw materials; global supply and demand for aluminium and aluminium products; world economic growth, including rates of inflation and industrial production; changes in the relative value of currencies and the value of commodity contracts; trends in Hydro's key markets and competition; and legislative, regulatory and political factors. For a detailed description of factors that could cause our results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of our Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Investor contact
          Stefan Solberg
            +47 22539280
            Cell: +47 91727528
            Stefan.Solberg@hydro.com
          +47 22 53 81 00
          Fax: +47 22 53 27 25
          www.hydro.com
          Drammensveien 264
          N-0240 Oslo
          Norway